Ciba Specialty Chemicals Inc
                                  Switzerland
                                   Corporate
                                Communications


                          Ciba Spezialitatenchemie AG
                                    Schweiz
                                   Corporate
                                Communications



                         Ciba Specialites Chimiques SA
                                    Suisse
                                   Corporate
                                Communications


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                                                                          Ciba


October 31, 2000
Basel, Switzerland


News Release


Armin Meyer new CEO and Chairman of
Ciba Specialty Chemicals

The Board of Ciba Specialty Chemicals today announces that it has appointed Dr. Armin Meyer, currently Vice Chairman of the Board, as the new CEO and Chairman of the Company. Armin Meyer, who is a Member of the Executive Committee of ABB since 1995, will assume his new responsibilities as Chairman of Ciba Specialty Chemicals on November 17, 2000, and as CEO from January 1, 2001. He replaces Dr. Rolf A. Meyer, who is stepping down as CEO and Chairman on November 16, 2000 and will also leave the Board of Directors on that date.

Armin Meyer, aged 51, is currently Head of the Building Technologies Segment of the ABB Group, one of five global segments with sales in 1999 of more than USD 6 billion and with some 55 000 people around the world.

"After 25 years at ABB and experience there in a number of senior management positions, I see this is as a highly attractive challenge, particularly since my involvement as a Member of the Board of Ciba Specialty Chemicals has provided me with valuable insights into the potential of the Company," Armin Meyer said. "After the successful spin-off, Rolf A. Meyer and his management team completed major initiatives to reduce costs, focus the portfolio and lay strong foundations for profitable growth and innovation," he added.

Rolf A. Meyer, CEO and Chairman, aged 57, has informed the Board that he is stepping down effective November 16, 2000. The Board has accepted the resignation with regret and expressed its appreciation for the major contribution that Rolf A. Meyer has made in the formation of Ciba and its further development since flotation.

"The Company is in good shape and is achieving strong results. After 27 years with Ciba-Geigy and Ciba Specialty Chemicals in leadership positions, and 5 years after initiating the first steps for the spin-off, I am ready for a new challenge," Rolf A. Meyer said. "Armin Meyer has an excellent track record. As a segment leader at ABB, he has gained substantial experience of the operational issues facing international companies, such as dealing with a global customer base, gaining entry to new high growth markets and the need for constant innovation to remain at the forefront of technological change. These are challenges that Ciba faces on a daily basis and where Armin Meyer's experience will be invaluable in the future development of Ciba Specialty Chemicals," Rolf A. Meyer added.

Ciba Specialty Chemicals (SWX:CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for our customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF 7.2 billion in 1999 and some CHF 250 million was spent on R&D to foster innovation across the Company.

For further information please contact:

Media                                   Investor Relations
Basel, Switzerland                      Basel, Switzerland
Rodolfo Ciucci                          Matthias A. Fankhauser
Corporate Communications                Investor Relations
Tel: +41 61 636 4444                    Tel: +41 61 636 5081
Fax: +41 61 636 3019                    Fax: +41 61 636 5111



Attachment: CV Armin Meyer

www.cibasc.com:

o       News release
o       CV's Armin Meyer, Rolf A. Meyer
o       Photos Armin Meyer, Rolf A. Meyer (jpg)